UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

635309107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 635309107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Multi-Cinema, Inc. 43-0908577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,821,114 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,821,114 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,821,114 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.53%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMC Entertainment Inc. 43-1304369

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,821,114 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,821,114 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,821,114 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.53%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marquee Holdings Inc. 77-0642885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,821,114 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,821,114 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,821,114 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.53%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMC Entertainment Holdings, Inc. 26-0303916

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 18,821,114 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 18,821,114 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,821,114 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.53%

12.	Type of Reporting Person (See Instructions) CO

Item 1(a)	Name of Issuer: National CineMedia, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405

Item 2(a)

Name of Person Filing:
This statement is being filed by American Multi-Cinema, Inc. (“AMC”), AMC Entertainment Inc. (“AMCE”), Marquee Holdings Inc. (“Marquee”) and AMC Entertainment Holdings, Inc. (“Holdings”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: The following is the address for AMC, AMCE, Marquee and Holdings: 920 Main Street Kansas City, Missouri 64105
Item 2(c)	Citizenship: AMC is a Missouri corporation; AMCE, Marquee and Holdings are Delaware corporations.
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP No.: 635309107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable

Item 4	Ownership:
As of December 31, 2009:
(a) Amount beneficially owned:

AMC Entertainment Holdings, Inc. beneficially owned 18,821,114 shares of common stock of the Issuer through its ownership of 18,821,114 common membership units of National CineMedia, LLC (“NCM LLC”).  Holdings’ beneficially owned shares are held by one of its indirect, wholly owned subsidiaries, American Multi-Cinema, Inc.  The Issuer is a member and the sole manager of National CineMedia, LLC.  Each NCM LLC unit is immediately redeemable for one share of the Issuer’s common stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the common stock.  If AMC chooses to redeem all of its NCM LLC units, and the Issuer elects to issue shares of its common stock in exchange for all of the units then AMC would own 18,821,114 shares of the Issuer’s common stock upon the exchange.

American Multi-Cinema, Inc. is a wholly owned subsidiary of AMC Entertainment Inc.  AMCE is a wholly owned subsidiary of Marquee Holdings Inc.  Marquee is a wholly owned subsidiary of AMC Entertainment Holdings, Inc.

(b)	Percent of class: (1)

		American Multi-Cinema, Inc.	18.53%
		AMC Entertainment Inc.	18.53%
		Marquee Holdings Inc.	18.53%
		AMC Entertainment Holdings, Inc.	18.53%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:
		American Multi-Cinema, Inc.	0
		AMC Entertainment Inc.	0
		Marquee Holdings Inc.	0
		AMC Entertainment Holdings, Inc.	0

	(ii)	Shared power to vote or to direct the vote:
		American Multi-Cinema, Inc.	18,821,114 shares
		AMC Entertainment Inc.	18,821,114 shares
		Marquee Holdings Inc.	18,821,114 shares
		AMC Entertainment Holdings, Inc.	18,821,114 shares

	(iii)	Sole power to dispose or to direct the disposition of
		American Multi-Cinema, Inc.	0
		AMC Entertainment Inc.	0
		Marquee Holdings Inc.	0
		AMC Entertainment Holdings, Inc.	0

	(iv)	Shared power to dispose or to direct the disposition of:
		American Multi-Cinema, Inc.	18,821,114 shares
		AMC Entertainment Inc.	18,821,114 shares
		Marquee Holdings Inc.	18,821,114 shares
		AMC Entertainment Holdings, Inc.	18,821,114 shares

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See Exhibit A attached to this Schedule 13G.
Item 8	Identification and Classification of Members of the Group:
Not applicable.
Item 9	Notice of Dissolution of Group:
Not applicable.

(1) Percentage of beneficial ownership is based on 42,121,747 shares of common stock and 101,557,505 NCM LLC membership units outstanding as of December 31, 2009.

Item 10	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

AMERICAN MULTI-CINEMA, INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

AMC ENTERTAINMENT INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

MARQUEE HOLDINGS INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

AMC ENTERTAINMENT HOLDINGS, INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit A	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Exhibit B	Joint Filing Agreement

EXHIBIT A

to

SCHEDULE 13G

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

American Multi-Cinema, Inc., a Missouri corporation, holds the common membership units of National CineMedia, LLC that are immediately redeemable into Common Stock to which this Schedule 13G relates.

American Multi-Cinema, Inc. is wholly owned by AMC Entertainment Inc., a Delaware corporation.

AMC Entertainment Inc. is wholly owned by Marquee Holdings Inc., a Delaware corporation.

Marquee Holdings Inc. is a wholly owned subsidiary of AMC Entertainment Holdings, Inc, a Delaware corporation.

EXHIBIT B

to

SCHEDULE 13G

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G dated February 12, 2010, with respect to the Common Stock of National CineMedia, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of February 12, 2010.

AMERICAN MULTI-CINEMA, INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

AMC ENTERTAINMENT INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

MARQUEE HOLDINGS INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

AMC ENTERTAINMENT HOLDINGS, INC.

/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer